 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

   Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

April 12, 2010

Commission File Number 001-14978

SMITH & NEPHEW plc
 (Registrant's name)

15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

   Form 20-F  X                   Form 40-F
    ---                                   ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                            No  X
---                               ---

      [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                            No  X
---                              ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
 Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

                  Yes                            No  X
                        ---                               ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                         Smith & Nephew Plc
                                                 (Registrant)

Date: April 12, 2010

                                                                       By:   /s/ Susan Henderson
                                                        -----------------
                                                 Susan Henderson
                                                 Company Secretary

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL REPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

12 April 2010

Smith & Nephew plc (the "Company") announces that on 9 April 2010 it received notification that the following directors or persons discharging managerial responsibilities ("PDMR"), as participants in the Company's Employee Stock Purchase Plan (the "Plan"), purchased American Depository Shares ("ADS") as follows:

Name of director/PDMR:	Mark Augusti	John Campo	Joseph De Vivo
No. of ADSs acquired:	122	122	122
Percentage of issued class acquired:	Less than 0.01%	Less than 0.01%	Less than 0.01%
Date of transaction:	1 April 2010	1 April 2010	1 April 2010
Price per ADS:	US$42.55 per ADS	US$42.55 per ADS	US$42.55 per ADS
No. of ADSs disposed:	n/a	n/a	n/a
Total holding following notification:	8,134 ADSs (representing 40,670 Ordinary shares)	1,403 ADSs (representing 7,015 Ordinary shares)	6,420 ADSs (representing 32,100 Ordinary shares)
Total percentage holding following notification:	Less than 0.01%	Less than 0.01%	Less than 0.01%

One ADS is the equivalent of five Ordinary shares of US$.20 each.

These transactions took place in New York, USA.

This announcement is made in accordance with the requirements of DTR 3.1.2 R.

Gemma Parsons

Assistant Company Secretary

Tel: 020 7401 7646